UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.   )*

SUPERMEDIA INC.
(Name of Issuer)
Common Stock, $.01 par value
(Title of Class of Securities)
868447103
(CUSIP Number)
June 20, 2011
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☑ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	868447103

1	NAMES OF REPORTING PERSONS Schultze Asset Management, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	5	SOLE VOTING POWER

NUMBER OF

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,056,692

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH:	8	SHARED DISPOSITIVE POWER

1,056,692

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,056,692

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.8%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IA

Page 2 of 10 Pages

CUSIP No.	868447103

1	NAMES OF REPORTING PERSONS George J. Schultze

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	5	SOLE VOTING POWER

NUMBER OF

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,056,692

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH:	8	SHARED DISPOSITIVE POWER

1,056,692

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,056,692

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.8%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

Page 3 of 10 Pages

CUSIP No.	868447103

1	NAMES OF REPORTING PERSONS Schultze Master Fund, Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	5	SOLE VOTING POWER

NUMBER OF

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		936,685

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH:	8	SHARED DISPOSITIVE POWER

936,685

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

936,685

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

Page 4 of 10 Pages

CUSIP No.	868447103
Item 1.
(a)	Name of Issuer:

SuperMedia Inc.

(b)	Address of Issuer’s Principal Executive Offices:

2200 West Airfield Drive, PO Box 619810, DFW Airport TX 75261-9810
Item 2.
Schultze Asset Management, LLC
(a)	Name of Person Filing:

Schultze Asset Management, LLC

(b)	Address of Principal Business Office or, if none, Residence:

3000 Westchester Avenue, Purchase, NY 10577

(c)	Citizenship: Delaware

(d)	Title of Class of Securities:

Common Stock, $0.01 par value

(e)	CUSIP Number:

868447103
George J. Schultze
(a)	Name of Person Filing:

George J. Schultze

(b)	Address of Principal Business Office or, if none, Residence:

c/o Schultze Asset Management, LLC, 3000 Westchester Avenue, Purchase, NY 10577

(c)	Citizenship: United States of America

(d)	Title of Class of Securities:

Common Stock, $0.01 par value

(e)	CUSIP Number:

868447103
Schultze Master Fund, Ltd.
(a)	Name of Person Filing:

Schultze Master Fund, Ltd.

(b)	Address of Principal Business Office or, if none, Residence:

c/o Q&H Corporate Services Ltd., Third Floor, Harbour Centre, P.O. Box 1348GT, Grand Cayman, Cayman Islands

(c)	Citizenship: Cayman Islands

(d)	Title of Class of Securities:

Common Stock, $0.01 par value

Page 5 of 10 Pages

CUSIP No.	868447103
(e)	CUSIP Number:

868447103
Schultze Asset Management, LLC (“SAM”) acts as investment manager for individual and institutional investors through limited partnerships, offshore funds, and managed accounts (the “Managed Accounts”). In its capacity as investment manager, and pursuant to investment management agreements between Schultze Asset Management, LLC and each Managed Account, SAM has the sole power to vote and dispose of the securities owned by the Managed Accounts.
Schultze Master Fund, Ltd. is one of SAM’s Managed Accounts. George J. Schultze is the Managing Member of SAM. George J. Schultze exercises sole voting and investment control over SAM.
Both SAM and George J. Schultze disclaim beneficial ownership of the shares of Common Stock, $0.01 par value, reported, except to the extent of their respective pecuniary interest in such shares of Common Stock.

Item 3.	If this Statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b), or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78c);

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☑	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);*

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1 (b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C.1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

*	SAM is an investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

Page 6 of 10 Pages

CUSIP No.	868447103

Item 4.	Ownership.
Schultze Asset Management, LLC
(a)	Amount beneficially owned: 1,056,692 shares.*

(b)	Percent of class: 6.8%.*

(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote: 0.

(ii)	Shared power to vote or to direct the vote: 1,056,692.

(iii)	Sole power to dispose or to direct the disposition of: 0.

(iv)	Shared power to dispose or to direct the disposition of: 1,056,692.

*	Pursuant to investment management agreements, various Managed Accounts have granted SAM the sole power to vote and dispose of the shares of the Common Stock.
George J. Schultze
(a)	Amount beneficially owned: 1,056,692 shares.*

(b)	Percent of class: 6.8%.*

(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote: 0.

(ii)	Shared power to vote or to direct the vote: 1,056,692.

(iii)	Sole power to dispose or to direct the disposition of: 0.

(iv)	Shared power to dispose or to direct the disposition of: 1,056,692.

*	George J. Schultze exercises sole voting and investment control over SAM.
Schultze Master Fund, Ltd.
(a)	Amount beneficially owned: 936,685 shares.*

(b)	Percent of class: 6.0%.*

(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote: 0.

(ii)	Shared power to vote or to direct the vote: 936,685.

(iii)	Sole power to dispose or to direct the disposition of: 0.

(iv)	Shared power to dispose or to direct the disposition of: 936,685.

*	Pursuant to investment management agreements, Schultze Master Fund, Ltd. has granted SAM the sole power to vote and dispose of the shares of the Common Stock.

Item 5.	Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Page 7 of 10 Pages

CUSIP No.	868447103

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
The Managed Accounts may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock held by such Managed Account. However, SAM, as the investment manager of each of the Managed Accounts, ultimately has the right to direct such activities.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
Not applicable.

Item 8.	Identification and Classification of Members of the Group.
Not applicable.

Item 9.	Notice of Dissolution of a Group.
Not applicable.

Item 10.	Certification.
(a) This Schedule 13G is being filed by SAM pursuant to Rule 13d-1(b):
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
(b) This Schedule 13G is being filed by Schultze Master Fund, Ltd. and George J. Schultze pursuant to Rule 13d-1(c):
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 8 of 10 Pages

CUSIP No.	868447103
SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: August 18, 2011

SCHULTZE ASSET MANAGEMENT, LLC
By:	/s/ George J. Schultze
	Name:	George J. Schultze
	Title:	Managing Member

SCHULTZE MASTER FUND, LTD.
By:	/s/ George J. Schultze
	Name:	George J. Schultze
	Title:	Director

/s/ George J. Schultze
George J. Schultze

Page 9 of 10 Pages

CUSIP No.	868447103

JOINT FILING AGREEMENT
Pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, and subject to the limitations set forth therein, the undersigned persons hereby agree to the joint filing on behalf of each of them of this Schedule 13G (including any amendments thereto, the “Schedule 13G”) with respect to the shares of Common Stock of SuperMedia Inc. Furthermore, each party to this Agreement expressly authorizes each other party to this Agreement to file the Schedule 13G on his behalf. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.
Date: August 18, 2011

SCHULTZE ASSET MANAGEMENT, LLC
By:	/s/ George J. Schultze
Name:	George J. Schultze
Title:	Managing Member

SCHULTZE MASTER FUND, LTD.
By:	/s/ George J. Schultze
	Name:	George J. Schultze
	Title:	Director

/s/ George J. Schultze
George J. Schultze

Page 10 of 10 Pages